UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

São Paulo, December 10, 2020 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”) announces its investment plan for 2021, approved by the Board of Directors.

2021 Organic investment plan¹

¹ Net of disposals, excluding acquisitions
² Includes financing to clients, net of receipts

Ultrapar’s investment plan for 2021 totals R$ 1,891 million, an amount greater than that invested in 2019 and 2020.

The expansion portion, which represents around half of the investment plan, prioritizes the growth of the businesses through capacity expansion or efficiency and productivity gains, leading to better returns, in line with the Company's strategic planning. The main investments in expansion contemplated in the plan for 2021 are concentrated in Ipiranga, Ultracargo and Ultragaz.

Ipiranga’s expansion investments focus on (i) the expansion of the logistics infrastructure, with the construction of logistics facilities in Belém (PA), Cabedelo (PB), Vitória (ES) (concessions won in 2019) and Fortaleza (CE), (ii) the growth of the service stations network, through the addition of service stations with larger throughput, prioritizing volume growth, and (iii) the expansion of AmPm company-operated stores and new franchises.

Ultracargo’s expansion investments will be directed to the construction of the terminal in Vila do Conde (Belém, PA) and to the expansion of the Itaqui (MA) terminal, amounting to R$ 280 million, which will result in a 19% growth in the company’s current storage capacity.

Ultragaz will invest in expansion to build new bottling plants in Belém (PA) and Fortaleza (CE), amounting to about R$ 70 million in 2021, and to attract new clients mainly in the bulk segment.

Oxiteno and Extrafarma will focus their expansion investments in logistics optimization to increase productivity and in the growth of its digital platforms, respectively.

About half of the investment plan for 2021 will be directed to the sustaining of the businesses, including mainly investments in safety, maintenance of assets and market share, renovation and remodeling of points of sales, as well as investments in information technology.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

(Market Announcement)